Exhibit 99.1

Westport Announces Advanced LNG Tank System for Natural Gas Trucks

~New System Improves Performance, Extends Range and Reduces Costs, Begins Shipping by mid-2013 ~

VANCOUVER, Nov. 26, 2012 /CNW/ - Westport Innovations Inc. (TSX:WPT) (NASDAQ:WPRT), the global leader in natural gas engines, today announced a unique on-board storage solution that provides best in class performance for vehicles using liquefied natural gas (LNG). The new Westport™ LNG Tank System, will be available in 120 and 150 gallon capacities, is optimized for spark ignited (SI) engines and begins shipping by mid-2013. The Westport LNG Tank System features proprietary Westport technology and is expected to provide customers with the ability to fuel even the largest SI engines on a single tank and deliver extended range.

Key characteristics of the new Westport LNG Tank System:

•	Current industry standard systems require two LNG tanks to operate effectively with larger SI engines and require warm (saturated) LNG. The Westport LNG Tank System is optimized for trucks running even the largest SI engines, reducing the overall fuel system costs and weight dramatically with the single-tank option.
•	The 120 gallon or 150 gallon single-tank systems can run for approximately 350 to 450 miles, respectively, on cold (unsaturated) LNG fuel. Those ranges double for dual-tank configurations.
•	Fuel-flexibility with the ability to carry both cold and warm LNG.
•	By carrying fuel as cold LNG, the Westport LNG Tank System can increase fuel storage times and improve vehicle range by up to 10 percent.
•	Universal system design allows for any original equipment manufacturer (OEM) to integrate.
•	Compared to existing compressed natural gas (CNG) options, a single 150 gallon Westport LNG Tank System takes the place of three standard CNG tanks, lowering fuel storage costs and reducing overall vehicle weight by approximately 600 lbs. Additionally, LNG has shorter refuelling times compared to CNG.
•	Customers receive a two year / 250,000 mile warranty along with access to field service from Westport-trained personnel.
•	Westport Active System Management features proprietary control algorithms and connects with standard engine controllers to allow fuel delivery to match driving patterns.
•	An advanced driver display that indicates not only the LNG fuel levels, but also status and diagnostic information about the tank and integrated pumps.
•	Fleets with a combination of SI and Westport™ HPDI trucks can now rely on the same LNG refuelling infrastructure due to the system's fuel-flexible capabilities.

"Our early production systems tested with the Cummins Westport ISX12 G in a Peterbilt 384 truck have proven to have excellent performance characteristics and superior operating results on a single tank," said Steve Anderson, Westport HD Vice President of Business Development. "We believe this is the only on-board fuel system for LNG-fueled engines that can operate on a single tank using range-extending cold LNG."

"Thanks to the flexibility and range of the Westport LNG Tank System, fleet operators can now use the same cold LNG and technology across their fleet in a range of vehicle and engine sizes," said Anderson.

About Westport Innovations Inc.
Westport Innovations Inc. is a leading global supplier of proprietary solutions that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and renewable natural gas (RNG) fuels such as landfill gas and helps reduce greenhouse gas emissions (GHG). Westport technology offers advanced LNG fueling systems with direct injection natural gas engine technology for heavy-duty vehicles such as highway trucks and off-road applications such as mining and rail. Westport's joint venture with Cummins Inc., Cummins Westport Inc. designs, engineers and markets spark-ignited natural gas engines for North American transportation applications such as trucks and buses. Westport LD division is one of the global leaders for natural gas and liquefied petroleum gas (LPG) fuel in passenger cars, light-duty trucks and industrial applications such as forklifts. To learn more about our business, visit our website or subscribe to our RSS feed at www.westport.com, or follow us on Twitter @WestportWPRT.

This press release contains forward-looking statements, including statements regarding  the timing for availability of the referenced LNG tanks, driving ranges and expected tank capacities, the performance and competitiveness of Westport's products and expansion of product coverage, future market opportunities as well as Westport management's response to any of the aforementioned factors. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks, uncertainties and assumptions include risks and assumptions related to the effectiveness of and our ability to deploy our technology, our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies and regulation, technology innovations,  the availability and price of natural gas and natural gas refuelling infrastructure,  global government stimulus packages, the acceptance of and shift to natural gas vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles,  the development of competing technologies, as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or Twitter account referenced in this press release are not incorporated by reference herein.

SOURCE: Westport Innovations Inc.

%CIK: 0001370416

For further information:

Investor Inquiries:
Darren Seed
Vice President, Investor Relations & Communications
Westport Innovations Inc.
Phone: 604-718-2046
Email: invest@westport.com

Media Enquiries:
Nicole Adams
Director, Communications
Westport Innovations Inc.
Phone: 604-718-2011
Email: media@westport.com

CO: Westport Innovations Inc.

CNW 08:00e 26-NOV-12